UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Cybersecurity Incident

Mexico City, Mexico April 26, 2023 – Coca-Cola FEMSA, S.A.B de C.V. (BMV: KOFUBL; NYSE: KOF) (the “Company”) has determined that it experienced a cybersecurity incident in recent days and has implemented its cybersecurity protection and response protocols.

The Company is currently working with experts on measures to prevent an adverse impact on its information technology applications. While such measures are implemented, the Company expects to continue its business operations through backup procedures, and will prioritize its protection of the integrity, confidentiality, and availability of its information.

A forensic assessment to determine the extent of the cybersecurity incident is currently ongoing.

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Forward looking statements

This communication contains forward-looking statements. Forward-looking statements are information of a non-historical nature, or which relate to future events and are subject to risks and uncertainties. Some of the information contained in this communication contains words such as “expect,” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and performance. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors that may be beyond our control. We caution you not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

Coca-Cola FEMSA April 26, 2023	Page 1

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL, NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 134 brands to a population of more than 270 million. The company markets and sells approximately 3.8 billion unit cases through more than 2 million points of sale a year. Operating 56 manufacturing plants and 249 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

  Jorge Collazo | jorge.collazo@kof.com.mx
  Lorena Martin | lorena.martinl@kof.com.mx
  Marene Aranzabal | marene.aranzabal@kof.com.mx
  José Enrique Solís | tmxjose.solis@kof.com.mx

Coca-Cola FEMSA April 26, 2023	Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: April 26, 2023